# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F303
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0001859311
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F., No. 61, Sec. 4,, New Taipei Boulevard, Xinzhuang District, New Taipei City, Taiwan (F5), 242, 886-37-581999

## Reporting persons
- Ting Chuan Lee (CIK 0001859311): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 0; shared voting power 1,431,432; sole dispositive power 1,431,432; shared dispositive power 0; aggregate amount beneficially owned 1,431,432 (7.2% of the class)
  Comment: The numbers in Rows 8, 9, and 11 represents beneficial ownership of 1,431,432 shares of common stock, $0.01 par value (the "Common Stock"), of Ainos, Inc., a Texas corporation (the "Issuer"), which are subject to a voting agreement between the Reporting Person and Ainos Inc., a Cayman Islands corporation ("Ainos KY"). For further details, please see Item 3 and Item 6.
  The percentage in Row 13 is based on the sum of (i) 15,433,257 shares of Common Stock outstanding as of March 7, 2025 as set forth in the Annual Report on Form 10-K of the Issuer filed with the SEC on March 7, 2025, (ii) 1,752,500 shares of common stock granted and vested on March 10, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on September 27, 2024, and (iii) 2,700,000 shares of common stock granted and vested on April 8, 2025 under the Ainos, Inc. 2023 Stock Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: Ting Chuan Lee
Residence or business address: 14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District, New Taipei City 242, Taiwan F5
Present principal occupation or employment: Director of the Issuer; Director of Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation ("TCNT"), with its principal business and office address at 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.).
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Taiwan, Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer granted (i) 1,231,432 shares of Common Stock to the Reporting Person as restricted stock units ("RSUs"), all of which are fully vested and (ii) 200,000 shares of Common Stock to the Reporting Person as special stock awards, all of which are fully vested.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses set forth in Items 2, 3, 5 and 6 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D, the Reporting Person do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested is incorporated herein by reference to the cover pages to this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested is incorporated herein by reference to the cover pages to this Statement.
Transactions in the class effected during the past sixty days: The reporting person has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement
Other persons with the right to receive dividends or sale proceeds: The information in Item 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting person's responses to Items 3 - 5 are incorporated by reference into this Item 6.

Effective January 26, 2024, Ainos Inc., a Cayman Islands company ("Ainos KY") and the Reporting Person entered into a voting agreement (the "Voting Agreement") with respect to the voting stock of the Issuer held by the Reporting Person. Pursuant to the Voting Agreement, the Reporting Person has agreed to vote all of the voting stock of the Company that is current owns or will acquire in the future in the manner determined by Ainos KY in its sole discretion. The Voting Agreement may only be terminated if (i) Ainos KY directly holds less than 10% of the shares of the Issuer; or (ii) when Ainos KY directly holds shares which have less than 10% of the voting power in the Issuer. This voting agreement will cease to apply to a particular stockholder when the stockholder holds no shares in the Issuer; or when the stockholder ceases to be subject to the obligations under Section 16 of the Securities Exchange Act of 1934, as amended, if applicable.

Except as set forth herein, the reporting person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting Agreement, dated January 26, 2024 (incorporated by reference to Exhibit 2 of the Amendment No. 5 to the Schedule 13D filed with the SEC on January 29, 2024)

## Signatures
- Ting Chuan Lee: /s/ Ting Chuan Lee, Ting Chuan Lee (04/11/2025)